

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 7, 2009

Mr. Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Hai Dian District, Beijing
People's Republic of China (100082)

      Re: **Aluminum Corporation of China Limited**
              Form 20-F/A for the Fiscal Year Ended December 31, 2008
              Filed December 7, 2009
              File No. 001-15264

Dear Mr. Weiping:

      We have completed our review of your Form 20 - F and related filings and have no further comments at this time

                                     Sincerely,

                                       Branch Chief
                                       Karl Hiller